SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at January 10, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 10, 2007

* Print the name and title of the signing officer under his signature
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  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.continentalminerals.com

CONTINENTAL'S 2006 OBJECTIVES AT XIETONGMEN PROJECT SUCCESSFULLY ACHIEVED

January 10, 2007, Vancouver, BC - Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) announces that all of the Company's objectives for 2006 related to the Xietongmen Project in the Tibet Autonomous Region, People's Republic of China were successfully achieved. Progress to date is summarized below:

                                                                                     Completion of Merger

A merger with the Company's former partner on the Xietongmen Project was completed in the fourth quarter of 2006, unifying 100% of the Project in Continental. The property now includes the area encompassing the Xietongmen copper-gold deposit and the Newtongmen discovery, plus the surrounding 109 square kilometers of prospective exploration lands, for a grand total of 121 square kilometers.

Expansion of Resources

The Xietongmen porphyry copper-gold deposit was discovered by drilling in 2005. An initial estimate of the resource was announced in February 2006, demonstrating that Xietongmen is a substantial deposit open to significant expansion. Additional drilling, totaling 25,565 meters, in 2006 both confirmed the continuity of the mineralization and expanded the deposit in all directions. A new estimate of the mineral resource is underway. The results of the new estimate and other information from the feasibility work currently being undertaken will be used, initially, to complete a preliminary economic assessment of the Project, expected in the first quarter of 2007.

Discovery of New Copper-Gold Zone

Surface exploration and drilling in 2006 led to the discovery of the Newtongmen Zone three kilometers northwest of the Xietongmen deposit. Two holes were drilled at Newtongmen; both intersected long intervals of copper-gold mineralization. Hole 6213N intersected 302.2 meters grading 0.82% copper equivalent (CuEQ1), including an 85.0-meter interval of 1.25% CuEQ and a 43.0-meter interval grading 1.39% CuEQ. Hole 6203N intersected 210.6 meters grading 0.82% CuEQ. The new mineralized zone is open in all directions. Drilling is scheduled to resume in March-April of 2007 (see November 28, 2006 News Release).

Progress toward completion of Feasibility Studies

A comprehensive program centered on the Xietongmen deposit commenced in 2006. The program is designed to collect the data necessary for a feasibility study and environmental and social impact assessments, and is targeted for completion in 2007. In addition to extensive drilling to fully assess the resource potential of the property, the program has included preliminary engineering, environmental and socioeconomic studies and expanded community and stakeholder engagement activities. Continental commissioned international consulting groups and Chinese design institutes to complete the components of the Feasibility Study prescribed under legislation in China as well as the studies necessary for an international Feasibility Study, which would be required for financing. The work toward these objectives is complementary and significant progress has been made. A major portion of the site activities is completed, data compilation is well advanced and a number of reports are currently being developed.

Metallurgical testing indicates simple flotation process

Melis Engineering of Saskatoon, Saskatchewan has supervised the detailed metallurgical testwork, in conjunction with consultants from Aker Kvaerner in Toronto, Ontario. Aker Kvaerner and the Nanchang Engineering and Research Institute for Nonferrous Metals (NERIN), a Chinese Design Institute, are responsible for process design.

A systematic program of metallurgical sampling was carried out to verify geological continuity and grade variability in the eposit. Batch flotation tests were used to determine the optimum flotation conditions and establish the mill flowsheet. Lock cycle tests show that the Xietongmen mineralization can be treated using a simple flotation flowsheet involving a 125 micron primary grind, rougher flotation at pH 10 using standard flotation reagents, and a regrind of the rougher concentrate to 25 microns prior to cleaner flotation without the need for sodium cyanide. The process provides an excellent copper recovery of over 90% and produces a 25% Cu concentrate containing 30 g Au/t and 260 to 300 g Ag/t (see August 29, 2006 News Release).

Infrastructure and Mine Planning Studies Advanced

Golder Associates' Beijing Office has completed all the geotechnical investigations for the open pit and, in conjunction with NERIN, the designs for tailing and waste rock disposal.

The international engineering firm Breton Banville and Associates (BBA Inc.) of Montreal, Quebec completed the pit optimization, the detailed mine design and production schedule in the fourth quarter of 2006, and this information is currently being integrated into the overall feasibility study.

Panalpina Projects of Toronto, Ontario and Beijing, China are developing logistical plans for movement of mineral concentrates from site to smelter, and construction materials and equipment from the manufacturers to the project site.

Environmental and Socio-economic Studies Ongoing

Environmental and socio-economic baseline data collection is being carried out by Sinosphere, based in Beijing, in conjunction with Golder. The Yellow River Conservatory Bureau is conducting hydrological studies at site. Flora and fauna baseline studies are largely complete, but other activities such as weather data collection and water well monitoring continues. Socio-economic baseline studies have been completed, and input is being collected from the local authorities.

Community Engagement to continue through Project Life

The community engagement program was expanded along with the other project activities in 2006. As feasibility studies have progressed, a series of more formal meetings and information sessions have been initiated in the local villages. Additional meetings have been held with county and regional government officials. A five-person team comprised of a Community Relations Manager and Village Liaison Officers from the local area has been engaged to describe and discuss the project and to get input on it. The Company's local Environmental Manager has also been actively involved in these presentations and in planning follow up sessions to respond to questions. In addition, the team is working with the communities to assess opportunities for longer term community and economic development.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Gerald Panneton
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Hole #	Intersection (m)	Cu%	Au g/t	CuEQ
					[1] Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
6203N	210.6	0.59	0.44	0.82
6213N	302.2	0.57	0.48	0.82
6213N	85.0	0.82	0.82	1.25
6213N	43.0	0.96	0.82	1.39